Exhibit (a)(5)(O)

NEWS RELEASE

Contact:	Robert Raynor Director, Investor Relations	(714) 773-7620

Beckman Coulter Extends Cash Tender Offer to Conform to Expected

Termination Date of Its Revised Merger Agreement with Biosite

FULLERTON, CA, May 15, 2007 – Beckman Coulter, Inc. (NYSE:BEC), today announced that its wholly-owned subsidiary, Louisiana Acquisition Sub, Inc., is extending its previously announced tender offer for all outstanding shares of common stock (the “Shares”) of Biosite Incorporated (NASDAQ: BSTE) at a price of $90.00 per Share, payable in cash. This extension conforms the expiration of the tender offer to the time at which Biosite is expected to terminate Beckman Coulter’s revised merger agreement, dated May 1, 2007. This extension is a technical matter and in no way changes the intent of Beckman Coulter that its $90.00 per Share offer is its best and final offer.

This extension changes the expiration of the tender offer from the end of the day at 12:00 midnight, New York City Time, on Tuesday, May 15, 2007, to the end of the day at 12:00 midnight, New York City Time, on Friday, May 18, 2007. As of 5 p.m., New York City time, on May 15, 2007, approximately 299,000 Shares have been tendered and not withdrawn.

About Beckman Coulter

Beckman Coulter, Inc., based in Fullerton, California, develops, manufactures and markets products that simplify, automate and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenue, consisting of supplies, test kits, service and operating-type lease payments, represents more than 75 percent of the company’s 2006 annual sales of $2.53 billion. For more information, visit www.beckmancoulter.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated closing of Beckman’s tender offer. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Beckman Coulter’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. For a further list and description of risks and uncertainties associated with Beckman Coulter’s and Biosite’s businesses, see their reports filed with the Securities and Exchange Commission, including each company’s “Risk Factors” section in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Beckman Coulter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Beckman and Louisiana Acquisition Sub with the SEC on April 2, 2007, as amended. In addition, on April 2, 2007, Biosite filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC’s website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 769-4414 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Morgan Stanley.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website.